

05044401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 3 1 2005
WASH., D.C.
192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8|28|04 (MM/DD/YY) AND ENDING 8|31|05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Vanderventer Avenue
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phyllis Matrascia (516) 944-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Carucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr Securities Corporation, as of August 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

JOHN D. BROWNING
Notary Public, State of New York
No. 30-4914718
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires November 23, 2005



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARR SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

AUGUST 31, 2005

CARR SECURITIES CORPORATION
TABLE OF CONTENTS
AUGUST 31, 2005

	Page Numbers
Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carr Securities Corporation

We have audited the accompanying statement of financial condition of Carr Securities Corporation as of August 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carr Securities Corporation as of August 31, 2005.

Pustorino Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
October 18, 2005

CARR SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2005

ASSETS

Cash and cash equivalents	$ 3,551
Due from clearing organizations	2,253,255
Securities owned at market value	1,711,298
Fixed assets, net of accumulated depreciation and amortization of $109,245	51,452
Other assets	95,320
Total Assets	$4,114,876

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at market		91,471
Accrued expenses and other payables		92,721
Traders' drawing accounts payable		341,825
Total Liabilities		$ 526,017
Commitments and Contingencies		
Stockholders' Equity		
Capital stock - no par value:		
Authorized - 200 shares		
Issued and outstanding - 70 shares	$ 35,000	
Additional paid-in capital	13,705	
Retained earnings	3,540,154	
Total Stockholder's Equity		3,588,859
Total Liabilities and Stockholders' Equity		$4,114,876

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies:

Business:

Carr Securities Corporation is registered as a broker dealer under the Securities Act of 1934. Its principal business is the market-making and trading of over-the-counter securities. It maintains an office in the New York Metropolitan area.

Revenue Recognition:

Securities transactions of the Company are recorded on a settlement date basis adjusted for trade date activity.

Securities Valuation:

Securities owned and securities sold, not yet purchased are valued at their respective market values. The resulting difference between cost and market is included in income.

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

Use of Estimates:

The representation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2005, the Company had net capital of $2,782,857 which was $1,782,857 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .16 to 1.

Note 3 - Clearing Arrangement:

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. As a result, payments by the customers of the Company are made directly to the clearing broker/dealer.

Note 4 - Fixed Assets:

A summary of this account is as follows:

Furniture and equipment	$160,697
Less: Accumulated depreciation and amortization	109,245
Net Fixed Assets	$ 51,452

Depreciation expense of $28,328 is included in occupancy expense.

Note 5 - Related Party Transactions:

As of August 31, 2005, the company owed its shareholders the Company a drawing account in the amount of $209,506.

Note 6 - Taxes:

The Company has elected to be treated as an "S" Corporation. As a result, any taxes due on the taxable income of the Company will be the responsibility of the Company's shareholder.

Note 7 - Commitments and Contingencies:

Office Lease:

The Company leases office space on a month to month basis.

Note 8 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 9 - Concentration of Credit Risk:

The Company maintains its cash checking accounts at one major commercial bank in the Metropolitan New York City area, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.